Exhibit (d)(8)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA EQUITY TRUST

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund*	Class A	Class C	Class I	Class O	Class R	Class R6	Class T	Class W
Voya Real Estate Fund Term for Classes A, C, I, O, R, T and W Expires October 1, 2019 Initial Term for Class R6 Expires October 1, 2015	1.30%	2.05%	0.95%	1.30%	1.55%	0.86%	1.30%	1.05%

/s/ HE

HE

Effective Date: January 1, 2019, to remove Class P3 shares and place them on the two-party expense limitation agreement.

*                 This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.